SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

EXTRACT DEL-062/2017

MINUTES OF THE SEVEN HUNDRED AND SEVENTY-FIFTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

I hereby certify, for all due purposes, that on the twenty-seventh day of March of the year two thousand and seventeen, at the headquarters of the company, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro - RJ. JOSÉ LUIZ ALQUÉRES presided over the meeting, attended by Board Members WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, ELENA LANDAU, ANA PAULA VITALI JANES VESCOVI, ESTEVES PEDRO COLNAGO JUNIOR, MOZART DE SIQUEIRA CAMPOS ARAÚJO, JOSÉ PAIS RANGEL and CARLOS EDUARDO RODRIGUES PEREIRA. Decision: DEL-062/2017. Financial Statements of 2016. RES-189, of 03.20.2017. Mr. Chairman of the Board of Directors invited the Members of the Fiscal Council Mr. EDUARDO CESAR PASA, Chairman, who participated via video conference, and the Members, Ms. AGNES MARIA DE ARAGÃO DA COSTA and Mr. ALOISIO MACÁRIO FERREIRA DE SOUZA, Mr. LUÍS FELIPE VITAL NUNES PEREIRA and Mr. RONALDO DIAS.  The Executive Board and Mr. Rodrigo Vilella Ruiz - General Accountant, Felipe Baptista da Silva - Superintendent of Planning and Control, Ms. Paula Prado Rodrigues Couto - Superintendent of Investor Relations and Mr. Danilo Simões, partner of KPMG, were also invited to the presentation of the Financial statements of Eletrobras and Consolidated Financial statements of the Eletrobras, regarding the fiscal year ended on December 31th, 2016. The Management Reports and the Financial Statements were reviewed, and the Members of the Board of Directors and Fiscal Council decided, unanimously, to issue the decisions and opinions transcribed below, to be submitted to the next Ordinary General Meeting - OGM, to be held on 04.28.2017: DECISION OF THE BOARD OF DIRECTORS: "The Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS, within its statutory duties and pursuant to the provisions of the Corporate Law, has reviewed the financial statements, with the opinion issued by KPMG Auditores Independentes, as well as the Opinion of the Fiscal Council, regarding the Fiscal Year ended on 12.31.2016 and, if such instruments are accurate and in order, it DECIDES to submit the matter to deliberation by the Ordinary General Meeting of the Shareholders of the Company. Rio de Janeiro, March 27, 2017. (aa) JOSÉ LUIZ ALQUÉRES – Chairman; ANA PAULA VITALI JANES VESCOVI; WILSON FERREIRA JÚNIOR; ELENA LANDAU; ESTEVES PEDRO COLNAGO JUNIOR; JOSÉ PAIS RANGEL; MOZART DE SIQUEIRA CAMPOS ARAÚJO; VICENTE FALCONI CAMPOS; CARLOS EDUARDO RODRIGUES PEREIRA – Board Members". DECISIONS OF THE EXECUTIVE BOARD: 1) "We hereby declare, in compliance with CVM Instruction no. 480, of December 7th, 2009, that we have reviewed, discussed and agreed with the Financial Statements of Centrais Elétricas Brasileiras S.A. - Eletrobras, regarding the fiscal year ended on December 31th, 2016, and a Resolution was made to approve it, under number RES-191/2017, in a meeting of the committee, held on March 27th, 2017; and 2) "We hereby declare, in compliance with CVM Instruction no. 480, of December 7th, 2009, that we have reviewed, discussed and agreed with the opinions expressed in the report of the independent auditors of the Company – KPMG, issued regarding the financial statements of Centrais Elétricas Brasileiras S.A. - Eletrobras, regarding the fiscal year ended on December 31, 2016, in a meeting held on March 27th, 2017. (aa) WILSON P. FERREIRA JUNIOR – CEO; ARMANDO CASADO DE ARAÚJO – Chief Financial and Investor Relations Officer; JOSÉ ANTONIO MUNIZ LOPES – Chief Transmission Officer; CARLOS EDUARDO GONZALEZ BALDI – Chief Generation Officer; LUIZ HENRIQUE HAMANN – Chief Distribution Officer; LUCIA MARIA MARTINS CASASANTA – Chief Compliance Director; and ALEXANDRE VAGHI DE ARRUDA ANIZ – Chief Legal and Corporate Management Officer. “OPINIONS OF THE FISCAL COUNCIL: 1) FINANCIAL STATEMENTS OPINION. 12.31.2016. "The Fiscal Council of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the scope of its legal and statutory duties, analyzed the Management Report and proceeded with the review of the Financial Statements regarding the fiscal year ended on December 31th, 2016, comprised of the Balance Sheet, Statement of Income for Year, Statement of Changes in Stockholders' Equity, Statement of Added Value, Statement of Comprehensive Income, Statement of Cash Flows and Explanatory Notes to the Financial Statements, accompanied by the Opinion of the

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

Independent Auditors, and learned the proposal regarding the allocation of the income for the year. Bearing in mind the monitoring work of the Company developed by the Fiscal Council throughout the year, based on the analysis of the documentation submitted, the information provided by the Accounting Superintendence – DFC and in the Opinion of KPMG Auditores Independentes, which states that the Financial Statements properly represent, in all relevant aspects, the equity and financial positions of Centrais Elétricas Brasileiras S.A. – Eletrobras on December 31st, 2016, the Fiscal Council of Eletrobras understands that such Financial statements are in condition to be submitted for deliberation by the Ordinary General Meeting of Shareholders of the Company. It is also the opinion of the Fiscal Council that the proposal made by the Administration of Eletrobras, regarding the absorption of the losses suffered in the year of 2015 by the legal reserves and capital reserve, in this order, is based on existing legal and corporate provisions. Rio de Janeiro, March 27, 2017. (aa) EDUARDO CESAR PASA – Chairman; LUÍS FELIPE VITAL NUNES PEREIRA; AGNES MARIA DE ARAGÃO DA COSTA; ALOISIO MACÁRIO FERREIRA DE SOUZA; and RONALDO DIAS. 2) CAPITAL BUDGET OPINION. The Fiscal Council of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the scope of its legal and statutory duties, analyzed the capital budget of  Eletrobras for the year of 2017, transcribed below, approved by Decree no. 8,933, of December 28th, 2016 and by Annual Budget Law no. 13,414, of January 10, 2017, and understands that the proposal made by the Administration of the Company is fit to be submitted to the Ordinary General Meeting, observing the global limits per item set out by Decree no. 7,628/2011.

Capital Budget	R$
Direct Investment	R$ 29,976,851
Financial Investments	R$ 437,298,474
Debt Amortization	R$ 3,737,693,853
Other Capital Expenditures	R$ 2,415,719,560
Total	R$ 6,620,688,738

The sources for the coverage of this budget result from the Company's own resources, in the amount of R$ 4,420,688,738 (four billion, four hundred and twenty million, six hundred and eighty-eight thousand, seven hundred and thirty-eight Reais) and long term funding resources, in the amount of R$ 2,200,000,000 (two billion and two thousand million Reais). Rio de Janeiro, March 27, 2017. (aa) EDUARDO CESAR PASA – Chairman; LUÍS FELIPE VITAL NUNES PEREIRA; AGNES MARIA DE ARAGÃO DA COSTA; ALOISIO MACÁRIO FERREIRA DE SOUZA; and RONALDO DIAS”. Letters of Representation issued by the Executive Board, Board of Directors and Fiscal Council were also submitted to KPMG Auditores Independentes. Furthermore, Chairman JOSÉ LUIZ ALQUÉRES authorized the publication of the Notice of Meeting for the 57th OGM, to be held at the Company Headquarters, in Brasília, on April 28th, 2017. There being no further business, Mr. Chairman of the Board closed the day's proceedings, establishing the drafting of this certificate, which, upon being read and approved, is signed by me, MARIA SILVIA SAMPAIO SANT´ANNA, Secretary of the Board, who drafted it. The other resolutions made in such meeting have been omitted from this certificate, for they concern purely internal interests of the Company, valid caution, supported by the duty of secrecy of the Administration, as per the main section of Article 155 of Law no. 6,404 (Public Companies Act), thus placed outside the scope of the rule included in paragraph 1 of article 142 of such law.

Rio de Janeiro, March 27, 2017.

MARIA SILVIA SAMPAIO SANT´ANNA
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.